SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ClickSoftware Technologies Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M25082104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25082104	13G/A	Page 2 of 9 Pages

1.	Names of Reporting Persons Idit BenBassat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,621,527
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,621,527

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,527 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) IN

*         Consists of 1,581,944 shares held by Singdos Pte. Ltd., a Singapore company controlled by Idit BenBassat and 39,583 options to purchase the Company’s ordinary shares exercisable by February 29, 2012 held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit Ben Bassat and Dr. Moshe BenBassat (the “Plataine Options”). The Plataine Options were granted by the Company in connection with services provided through Plataine by Dr. Moshe BenBassat to the Company.  The Plataine options are reported as  beneficially owned in their entirety by both Dr. Moshe BenBassat on the Schedule 13G he has filed and by Idit BenBassat herein because of their shared control of Plataine, but constitute only a single set of options held by Plataine.  Does not include an additional 2,276,704 shares beneficially owned by Idit BenBassat’s spouse, Dr. Moshe BenBassat, as to which Idit BenBassat disclaims beneficial ownership.

CUSIP No. M25082104	13G/A	Page 3 of 9 Pages

1.	Names of Reporting Persons Singdos Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,581,944
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,581,944

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,581,944
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. M25082104	13G/A	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

ClickSoftware Technologies Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

94 Em Hamoshavot Road

Petach Tikva 49527, Israel

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Idit BenBassat.

2.	Singdos Pte. Ltd.

Idit BenBassat is the sole shareholder of Singdos Pte. Ltd. and, accordingly, is deemed to beneficially own shares held by Singdos Pte. Ltd.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The addresses of the Reporting Persons are:

1.	Idit BenBassat - 411 Waverly Oak Road, # 331, Waltham, MA 02452 USA.

2.	Singdos Pte. Ltd. – 3 Phillip Street #18-00, Commerce Point, 048693, Singapore.

Item 2(c).	Citizenship:

1.	Idit BenBassat is an Israeli citizen.

2.	Singdos Pte. Ltd. is a company incorporated in the Republic of Singapore.

Item 2(d).	Title of Class of Securities:

Ordinary Shares.

Item 2(e).	CUSIP Number:

M25082104.

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No. M25082104	13G/A	Page 5 of 9 Pages

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_____________________________________________

Item 4.	Ownership.

(a)	Amount beneficially owned:

1.      Idit BenBassat:                1,621,527 *

2.      Singdos Pte. Ltd.:            1,581,944

(b)	Percent of class:

1.      Idit BenBassat:                5.2%

2.      Singdos Pte. Ltd:            5.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

1.      Idit BenBassat:                0

2.      Singdos Pte. Ltd.:            0

(ii)	Shared power to vote or direct the vote:

1.      Idit BenBassat:                        1,621,527

2.      Singdos Pte. Ltd:                     1,581,944

(iii)	Sole power to dispose or to direct the disposition of:

1.      Idit BenBassat:                          0

2.      Singdos Pte. Ltd:                       0

CUSIP No. M25082104	13G/A	Page 6 of 9 Pages

(iv)          Shared power to dispose or to direct the disposition of:

1.     Idit BenBassat:         1,621,527

2.     Singdos Pte. Ltd.:     1,581,944

*      Consists of 1,581,944 shares held by Singdos Pte. Ltd., a Singapore company controlled by Idit BenBassat and 39,583 options to purchase the Company’s ordinary shares exercisable by February 29, 2012 held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit Ben Bassat and Dr. Moshe BenBassat (the “Plataine Options”). The Plataine Options were granted by the Company in connection with services provided through Plataine by Dr. Moshe BenBassat to the Company.  The Plataine options are reported as  beneficially owned in their entirety by both Dr. Moshe BenBassat on the Schedule 13G he has filed and by Idit BenBassat herein because of their shared control of Plataine, but constitute only a single set of options held by Plataine.  Does not include an additional 2,276,704 shares beneficially owned by Idit BenBassat’s spouse, Dr. Moshe BenBassat, as to which Idit BenBassat disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)     Not applicable.

(b)     Not applicable.

(c)     Not applicable.

CUSIP No. M25082104	13G/A	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
(Date)

IDIT BENBASSAT

/s/ Idit BenBassat
(Signature)

February 14, 2012
(Date)

SINGDOS PTE. LTD.

/s/ Idit BenBassat
(Signature)

Name: Idit BenBassat
Title: Director

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. M25082104	13G/A	Page 8 of 9 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 14, 2012, by and between Idit BenBassat and Singdos Pte. Ltd.

CUSIP No. M25082104	13G/A	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Ordinary Shares of NIS 0.02 par value, of ClickSoftware Technologies Ltd., dated as of February 14, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2012	IDIT BENBASSAT

	By:	/s/ Idit BenBassat

Date: February 14, 2012	SINGDOS PTE. LTD.

	By:	/s/ Idit BenBassat
	Name:	Idit BenBassat
	Title:	Director